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SEPTEMBER2013 SPONSOR DIRECTORY CONTENTS Parametric Clifton 1918 Eighth Avenue, Suite 3100 Seattle, WA 98101 Contact: James Barrett Managing Director – Institutional Sales & Client Service 206-381-6122 jbarrett@paraport.com www.parametricportfolio.com 4 Real Assets: A Sea-Change in Approach Quantitative Management Associates Gateway Center 2 - 6th Floor Newark, New Jersey, 07102 Contact: Brad Allinson Managing Director and Head of Institutional Client Relations 973-367-5115 brad.allinson@qmassociates.com www.qmassociates.com 8 One Asset Class, Many Choices SPDR® ETFs State Street Global Advisors One Lincoln Street Boston, MA 02111 Contact: Rob Trumbull Vice President, Institutional ETF Specialist 12 Don’t Skimp on 617-664-6448 robert trumbull@ssga.com Your Strategic www.spdrs.com www.spdrgoldshares.com Discipline www.spdru.com TIAA-CREF Asset Management 730 Third Avenue New York, NY 10017 Contact: Kevin Maxwell Managing Director 212-916-4812 kmaxwell@tiaa-cref.org www.tiaa-cref.org/assetmanagement This special advertising supplement is not created, written or produced by the editors of Pensions & Investments and does not represent the views or opinions of the publication or its parent company, Crain Communications Inc. advertising supplement www.pionline.com/realassets 3

REAL ASSETS:
A Sea-Change in Approach

Investors Benefit from a Steady Evolution in Philosophy and Product Range

"The investment community, broadly speaking, has been adding real assets to portfolios on an ad hoc basis over a multi-decade period," says David Mazza, Head of ETF Investment Strategy for the Americas at State Street Global Advisors (SSgA). "Many investors have introduced a significant allocation to the real assets bucket. But they are quickly moving away from a 'bolt-on' construction approach that has become antiquated."

He says that, historically, investors tended to take a somewhat narrow approach to thinking about and implementing real assets allocations—often as a residual exposure within a stock or bond portfolio, or by adding specific assets like TIPS or commodities as hedges. Mazza says that over the years, one discrete set of buyers might be interested in real assets, and gold in particular, because of inflation concerns. Others may have wanted to own gold because they expected a decline in the dollar. Still others might have been interested in gold based on strong performance.

"We now have investors who more fully appreciate that all those different reasons for introducing real assets, such as gold, into your portfolio should be thought of together," says Mazza. "And depending upon the particular market environment, or depending upon one's particular need, real assets can serve multiple purposes."

Mazza says that there is an overall shift in philosophy among investors in today's post-recession world—toward risk-premia or factor-based portfolio construction—and it is driving a change in their approach to real assets. He says that investors are starting to decompose the risk and return drivers of real assets, and then construct portfolios with optimal weights towards the specific premia they want exposure to.

"We know that introducing real assets, such as gold, can boost portfolio diversification and be quite beneficial in controlling portfolio volatility and managing real risk-adjusted return," says Mazza. The goal, he says, should be to improve performance across different market environments—for example, higher or lower inflation. "By fully decomposing the drivers of risk and return, one can construct a portfolio that is resilient to different market environments. Then investors can decide within their real asset blend, or within their gold allocation, what long-term allocation is appropriate, or depending upon their outlook for a particular environment, how they may want to dial up or down that exposure."

According to Mazza, appreciation for the diverse roles of real assets, combined with a need for portfolio resiliency, now has investors focused on exploiting the interconnectedness of the different drivers of real assets. "The question from the institutional standpoint is now becoming, 'What will my allocations be across the entire portfolio? And then, what processes do I need in place to allow for appropriate monitoring of those allocations going forward?'"

Moving Toward More Flexible, Resilient Portfolios

"It's very important to understand that each sub-asset class fills a somewhat different role within the real asset portfolio," says Stephen Brundage, Managing Director and Product Specialist with Quantitative Management Associates (QMA). He points out that each sub-asset class comes with a unique benefit and risk profile. For example, commodities are sensitive to sudden spikes in inflation, but because of their volatility they can increase risk of drawdown. Real estate can have fixed income-like, income-paying characteristics, but some vehicles can carry private equity-like liquidity risk.

"It can be tough for people to wrap their brains around the idea that a collection of

4 www.pionline.com/realassets advertising supplement

EXHIBIT 1: Commodity Futures Performace During Periods of Inflation


250.0%
200.0%
150.0%
100.0%
50.0%
0.0%
-50.0%
27.6%
2.3%
2.3%
113.8%
96.3%
72.9%
-0.5%
224.1%
127.1%
87.4%
2.4%
-7.0%
22.0%
6.3%
11.8%
-10.7%
-6.0%
Jan 70 to Dec 70 (CPI - + 5.4%)
Jan 73 to Jul 78 (CPI - + 8.0%)
Feb 77 to Aug 82 (CPI - + 6.7%)
Aug 90 to Jan 91 (CPI - + 5.5&)
Energy
Grains
Metals
Livestock
Precious Metals
S&P GSCI Total Return Index
Source: Parametric, Man Investments Quantitative Research, Bloomberg

seemingly high risk assets can actually reduce overall portfolio risk," says Brundage. "But you can blend these assets in such a way that you wind up with something that looks better than the individual parts."

According to Timothy Atwill, Managing Director of Investment Strategy at Parametric, "Historical data suggest that there is no rhyme or reason as to which real assets provide the most inflation protection. The only pattern is that there is no pattern." He points to four periods of high inflation dating back to 1970, noting a lack of consistency in the response of various sectors of the commodity universe. "The past is of limited help in predicting the future when it comes to inflation protection," he says. (Exhibit 1)

Brundage notes that, "What is driving the price of soybeans probably has little to no correlation with what is driving the price of a multifamily building in Hong Kong, which probably has low or no correlation to the price of copper." For that reason, he argues that real asset investors are best served by maintaining a well diversified portfolio from disparate parts of the real asset universe. Because one never knows how or where inflation may crop up, a diverse real asset portfolio may be a particularly effective hedge against unexpected inflation, one of the most pernicious threats to asset values and purchasing power.

"We think of real assets in terms of balancing exposures across all the sub asset classes," says Brundage. "For example, combining private real estate and REITS can give investors the diversification they need, but at the same time meet liquidity needs they might have. Gold, though it has suffered a recent decline, tends to do well during times of instability and can supply a tail risk hedging dimension to the portfolio. TIPS, though they may not look attractive right now from a real return point of view, offer long term inflation protection."

SSgA's David Mazza argues that a blended approach to real assets strategically weighted to the investor's outlook and objectives may improve portfolio resiliency, and provide a more stable volatility profile across multiple inflationary regimes rising , stable, and declining.

The Next Evolution: Exposure to Pure Fundamentals

"I believe the story today about why real assets are interesting, and what will drive demand in coming decades, lies in the more illiquid areas like agriculture, timber, infrastructure, and to some extent renewables," says Jose Minaya, Head of Natural Resources and Infrastructure Investments at TIAA CREF. "The market for these assets is still in its early stages, but it offers investors something they cannot get anywhere else access to pure fundamentals. Whether an investor agrees with those fundamentals or not is a separate issue. But it's one of the only asset classes right now where you can get pure exposure to your investment thesis with little to no influence from capital market dynamics."

In Minaya's view, the real value in real assets comes from being tied to underlying factors of production, in whatever theme the investor chooses, which means focusing on private and direct investments. He says, "Liquid public vehicles are appropriate for many real asset investors, but you are getting other types of exposure tied to them."

He acknowledges that the "pure fundamental" approach to real assets is not prevalent in the market today, mostly because it requires scale and resources. It can be expensive to have people on the ground managing these assets, and it can be expensive to buy assets that are often very lumpy. But he sees parallels with the growth of real estate as an asset class over the past several decades. "You didn't start out with REITs, and public securities, and investible indices," says Minaya. "All of those came about because the first investors paved the way. Fast forward to today and in energy and infrastructure, and other more mature asset classes, an investor has a lot of choices."

And Minaya argues that, purely based on fundamentals, the case for illiquid assets is quite strong, and as simple as the fact that there will be more people on the planet by the year 2050 demanding more resources. Given that it takes time to move the supply curve, he believes that pure investment in inelastic, productive assets is a positive place to be. One example he points to is industrial wood consumption, which is projected to increase dramatically over the next 20 years. (see Exhibit 2 next page)

"Whether it's timber, or agriculture, or energy, we are agnostic as to where the additional supply will come from," says Minaya. "We target diversified exposure to the overarching theme, to earn a commensurate return versus the risk that we're taking." He says that in real assets, this could be considered a "beta" type strategy. Traditional alpha type strategies are available in real assets (e.g., betting on a specific region, or buying cheap assets in the hope of appreciation), though they do come with more risk. Minaya says that his preferred strategy for pursuing alpha is vertical integration. That is, using his information advantage to make upstream investments in the value chain, in areas like processing, packaging, transportation and storage, though such investments raise investors' exposure to capital market factors.

As for liquidity, he acknowledges that only a subset of investors may be capable of making long term illiquid investments. But he points out that liquidity is a relative term. "If you buy a core asset like a transmission line, or a bridge, or energy assets, there is liquidity inherent in that asset because someone can touch it and see the cash flow coming out of it," says Minaya. "A green field or pioneer type continued on page 6

advertising supplement www.pionline.com/realassets 5

EXHIBIT 2: Industrial Roundwood Consumption, 1964-2030



1200
1000
800
600
400
200
0
million cubic meters
2500
2000
1500
1000
500
0
million cubic meters (world)
1965
1975
1985
1995
2005
2015
2025
2035
North America
Europe
Latin America
Asia (Excluding Japan)
Japan
World

NOTE: Post 2015 projections: Solid lines are projections from the United Nations Food and Agriculture Organization based on 2005 consumption levels (left scale); Dashed lines are 2005 projections scaled using 2010 consumption (right scale)
Source: TIAA CREF, UN FAO

continued from page 5

of investment will be much less liquid than farmland in Illinois or timberland in Oregon."

He argues that during the financial crisis, investors could have sold bonds at a significant discount, but the value of tangible assets did not suffer such drastic devaluation. "Today, for example, in farmland the illiquid issue is more buying than selling especially if you want marquee assets that are going to be more liquid and even more defensive in a down market." He reminds investors that, "In times of stress, if you can't go to equity or debt markets, the only currency on your balance sheet may be hard assets. We saw this happen in Brazil during the financial crisis where a lot of farmland was sold because it was the best currency they had at that time."

Four Investor Cautions in the New Era of Real Assets

Parametric's Timothy Atwill notes that as the range of real assets and strategies continues to expand, the portfolio construction exercise can get quite complex.

First, he counsels investors to be aware of the potential modeling error in real asset return streams. "Almost every single real asset class has a relatively short history, based on very small amounts of invested assets," he says. "The GSCI commodities benchmark was only created in the 1990s, and back test results for this index to the early 1970s may not truly be representative of the commodity return stream, as the universe and investor base changed dramatically since that period. REITs are also a relatively new invention. For TIPS, investors try to use the historical break even inflation rate to create synthetic historical prices, because TIPS also have a short history, during which we have not seen any significant inflationary periods. Given all of this, there is a lot of potential for modeling error when using short return streams."

Atwill also cautions investors to make sure they are not duplicating risk factors, or even the exact same assets in the rest of the portfolio. For example, real estate or natural resource equities are contained to a certain extent in a public equity portfolio. He says that, "If investors don't take that into account when constructing the portfolio, or giving marching orders to managers, they could unintentionally end up with a double representation of energy sector stocks, real estate stocks, etc."

With regard to inflation hedges, Atwill argues that they are intrinsically problematic. Most inflation is unpredictable, otherwise it tends to rapidly get priced in by markets. Thus, he recommends close monitoring and explicit guidelines for active management: "Active managers make concentrated bets. If these bets don't expose you to the exact inflationary pressures at the exact right time, then you haven't really gotten the returns you were hoping for, and this may result in less protection than back tests based on historical index returns would indicate."

Finally, asset class dynamics can change as new investors come in. "We should not be expecting the same upside we've seen historically," says Atwill. He uses bank loans as an example: "The sector was well known to be uncorrelated and have low volatility, until it became highly liquid. Now it is experiencing higher volatility and has become higher beta." He anticipates that over the years, as liquidity improves in real assets, their liquidity premium and correlation benefits could potentially diminish somewhat. "You're getting paid for a certain degree of liquidity give up, which is material in some cases. The extent of that liquidity give up might be diminished as more dollars flow into real assets, and investors may get paid less for it."

Ultimately, he says: "As money flows in, asset classes tend to get more volatile and exhibit more herd like behavior. So while we always like to say in asset management that the past results are not indicative of future ones, I think it's particularly true when it comes to real assets." ~

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One Asset Class, Many Choices

Real Asset Allocations Are not Turnkey – They Are as Flexible as Investors Are Different

"We tend to favor grouping real assets together and considering them their own segment of the portfolio," says Edward Campbell, Portfolio Manager with Quantitative Management Associates (QMA). "But within that philosophical view, there is no 'optimal' number you could come up with for an allocation. It depends on factors such as the diversity and composition of the existing portfolio, the nature and preferences of the investor, and their concerns and expectations for the future. A reasonable range could be anywhere from 5% to 20% of the overall portfolio."

One of the first issues that real asset investors face is not what to invest in, but where to allocate from. "It's going to come from your traditional portfolio," says Campbell. "Some from equities and some from bonds." But here, all the factors mentioned above come into play, raising potentially difficult tradeoffs. "Campbell uses the example of a common objective for real assets: delivering real return and preserving purchasing power. He starts with a counterintuitive observation: "Purely in terms of real return, stocks are probably the best 'real asset' you can get," he says. "In other words, stocks have the highest expected return after inflation."

He says that for such an investor, especially in the context of current valuations in equity markets versus fixed income, there is a reasonably strong argument to be made that a disproportionate amount of the real asset allocation should come from the fixed income side of the portfolio. He notes, however, that investors must then consider the volatility impact. According to Campbell, "In the simplest terms, real assets tend to fall between equities and fixed income, but closer to equities. So allocating from fixed income, while adding to the portfolio's real return potential, may increase overall volatility. That needs to be examined and the tradeoffs weighed."

David Mazza, Head of ETF Investment Strategy for the Americas at State Street Global Advisors (SSgA), says that, "A lot of folks moved into real assets for one discrete need, and now they are thinking about real assets from a broader perspective, understanding the role that they can play from a diversification standpoint." And in that broad context, he observes that investors have wide latitude in choosing assets to meet their goals.

He asks: "Is your goal just merely to match inflation? Is it to beat inflation by some amount? Then you should have a real asset portfolio with the underlying weightings that increase the probability of reaching that goal." But he notes that within the real asset universe, while all sub-asset classes can have a role in inflation protection, they vary from low risk to high risk—i.e., from TIPS, to gold, to real estate, and to natural resource equities. The inflation protection, return, and downside potential of each asset is different, and they all need to be managed together within the real asset allocation. Further, the total real asset allocation has to be managed in the context of the investment policy for the overall portfolio.

"For example, investors who emphasize riskier real assets—those with a higher volatility and return profile—may consider reducing their equity weight proportionately," says Mazza. "Investors emphasizing lower risk assets such as inflation-linked bonds

8 www.pionline.com/realassets advertising supplement

> "We tend to favor an approach where you group real assets together and consider them their own segment of the portfolio. But within that philosophical view, there is no 'optimal' number you could come up with for an allocation."
>
> Edward Campbell, Portfolio Manager
> Quantitative Management Associates (QMA)

may consider funding the allocation from the fixed income side of the portfolio."

Allocation Challenges Are a Symptom of the Times

According to Timothy Atwill, Managing Director of Investment Strategy at Parametric, the answers he is seeing to the allocation question are a "symptom of the times." A lot depends on the investors' view of risk across the full spectrum of assets in which they are currently invested.

"Many investors are taking assets out of fixed income, primarily due to their outsized fears about the current rate environment." He says that investors are so afraid of losing money in fixed income that they are almost happy to move assets out of bonds. On the other hand, he says, "In terms of a risk budgeting exercise, if people are more informed about their overall risk tolerance, they are taking assets out of equities. But it's a very difficult exercise for investors to separate the two allocation drivers, in terms of interest rate sensitivity versus the risk budgeting dynamic."

According to SSgA's David Mazza, the answer to the allocation question often hinges on an investor's specific outlook. "Some investors are delegating the broad real asset bucket to outside managers," says Mazza. "But other investors are saying that they want exposure to each one of these real assets in a way that allows them to introduce greater or less exposure depending upon their particular outlook."

A chief fear, he says, is that the economy will at some point shift into an environment of systematically higher inflation, or at least higher inflation expectations. Yet, today inflation expectations remain very subdued and contained, because many sectors of the economy are still in an extended process of deleveraging. "We're now approaching an environment where the economy seems to be on somewhat surer footing," says Mazza. "Obviously downside risks remain. But if we move toward significant inflationary pressures, the need to have assets like gold in portfolios could be very significant. From an institutional context, or even from the point of view of investment advisors and the retirement market, as the investment time horizon of retirees decreases with age, they will need portfolios that are much more resilient to inflation, merely to maintain their purchasing power."

Mazza believes this is a powerful secular case for more sizable allocations to real assets than investors are accustomed to making. "It may be years away, but I believe that's why we're seeing money begin to move in this direction, and then begin to move from tactical to strategic."

Choices and Tradeoffs Across the Real Asset Universe

Even as the secular case for real assets continues to strengthen, investors still face the challenge of filling out that allocation, from a universe that offers many disparate choices.

According to QMA's Edward Campbell, "In real estate, for example, private real estate funds give you better diversification, but the tradeoff is that you have less liquidity. It's possible to buy REITS one day and get out the next, but the tradeoff is that they trade like publicly listed stocks, which is going to have some of its exposure driven by equity markets." He points out that during the crash of 2008-2009, REITS were hit harder but recovered more quickly than private real estate.

Campbell says that these kinds of tradeoffs and choices are present in just about every sub-asset class within the real asset universe. In the case of commodities, he says that futures provide investors with a unique correlation profile, which may offer a good hedge against unexpected spikes in inflation, while also providing a hedging premium. "We think commodities futures are a more direct way to access pure commodity price risk than through the stock market," says Campbell. "Then again, natural resource equities tend to have some correlation with the underlying commodities while offering a better longer term return profile over time."

The explosion of new vehicles gives investors more options, but they all come with cautions and tradeoffs. ETFs, for example, are liquid, relatively low-cost vehicles. "But you've got to be careful with ETFs that you know what exposure you're getting," says Campbell. "Some commodity ETFs provide exposure to commodity futures, while some are tied to natural resource stocks. In the case of gold for example you can get exposure to gold bullion prices through ETFs, versus investing in something that gives you access to the futures market. And with some exchange-traded products, like ETNs, you've got counterparty exposure, sort of like a swap."

Parametric's Timothy Atwill says that, "At the end of the day all investors are very com-

continued on page 10

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continued from page 9

fortable with the idea of investing in equities. And given a choice between an asset like natural resource equities versus commodities, in their heart of hearts they would probably rather take the equities, because they understand that market. It's a public market, it's traded during trading hours, they can get their money in and out, and they can explain it to their board very easily."

He says that when investors think about adding commodities, all of a sudden they face issues they are less comfortable with, like derivatives investing and the underlying supply and demand dynamics of specific assets. There is no company management to deal with, nor an earnings stream that they can look at and assess. The lack of familiar characteristics can cause a lot of discomfort.

Yet, he says, investors see a compelling rationale for being in assets like commodities. "If inflation goes up 1%, commodities will go up somewhere between 15% and 30% depending on the study you're looking at," says Atwill. "That's a primary reason why investors believe that if they are going to do any amount of real asset investing, they might as well go into commodities. Commodities will give them better inflation protection for every dollar invested, compared to an asset like TIPS, where the protection extends mostly to the dollars invested in TIPS."

The challenge for a medium-sized pension plan that wants a real asset allocation is that they have neither sufficient funding nor expertise to fund up and then manage discrete allocations across all the sub-assets, which include such disparate choices as timber, farmland, TIPS, commodities and direct real estate, just to name several. "There's just not enough assets in the plan to fund a robust 'standalone' exposure to those individual asset classes, and there's a wide range of complex allocation issues to address. So, instead, they look for a full, or at least a one-stop-shop-type solution, where they can get multiple real assets, in relatively liquid vehicles, with attractive and transparent pricing."

Options for Capturing a Long Term Fundamental View

"The types of exposure one can get within that broad category of 'real assets' can vary a lot," says Jose Minaya, Head of Natural Resources and Infrastructure Investments at TIAA-CREF. "You may be in a more traditional private equity type of exposure versus one that plays a long-term theme on inflation or demographic trends. I think generally when we speak to investors, across the board people are looking for inflation protection. But they are also looking for an asset that provides better correlation or diversification benefits in their portfolio. And they're looking for a different volatility profile or some income-paying type of approach."

Where he sees significant differences is on the question of how one goes about getting those exposures. He says that an investor's objective will dovetail with a specific approach to real assets that may be more or less focused on inflation beta, or providing more of an alpha or absolute return type of strategy. "Your objective may be best served by a lower-return strategy that is invested in a very low risk part of the real asset spectrum, clipping a small coupon and earning single-digit-type returns. A higher return target would obviously dictate going into a different type of either sub-asset class or operating style."

Yet, according to Minaya, regardless of which specific benefits investors are seeking in real assets, private ownership in sub-asset classes are more readily suited to investors' goals. "That being said, not everybody can do it," says Minaya. "Liquid funds are closer to short-term private equity driven strategies, where private ownership takes a very long-term view on pure fundamentals and makes a commitment to ride out multiple economic cycles. With private ownership, you're going to have the ability in down cycles to preserve capital expenditures, not take big losses, and still be there when the markets come up in supply, or when inventories adjust."

He uses the example of corn futures, which are a financial product, compared to a real asset like farmland. A financial instrument like corn futures is driven by supply and speculative activity in the market. The value of a hard asset like farmland is not necessarily tied to the price of the commodities it produces. And the asset can be deployed, or not, in an uncorrelated way with changes in the broader market (e.g., planting different crops when the price of corn declines).

For institutions with sufficient resources, accessing private ownership through joint ventures, private investment companies, and other "shared governance structures" can be a very attractive option. Minaya says that such vehicles have a mandate to grow assets, build out and leverage specialized investment platforms, and generate their own deal pipeline. With these vehicles, institutions become more like co-investors than simply passive buyers of asset management services.

"Today, I think what investors are looking for in real assets is driving them toward more private ownership structures, where you are seeing more managers and institutions creating investment products that might not be liquid, but at least capture that longer-term, fundamental view." ~

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Don't *Skimp* on Your Strategic Discipline

Real Assets Require a Steely Commitment to Riding Out the Rough Patches

"Part of the decision making process for going into real assets is that, first of all, you should know why you're buying them," says Timothy Atwill, Managing Director of Investment Strategy at Parametric. "If you are using them for inflation protection, then just like an insurance policy, there may be a cost until that policy pays off. You shouldn't expect it to produce returns, and real assets may even lose money over those periods where inflation is under control."

Atwill understands that in a low return environment, even investors who buy into the insurance concept still need to clear a return hurdle. But he thinks that if that is the key driver of a real asset allocation, these investors could be disappointed by performance in the near term—even if over the long term real assets react to inflation as expected, when it does come to pass. He says, "If you are relatively diligent about rebalancing back to your asset allocation you can even generate outperformance because you're essentially being forced to buy your losers and sell your winners. And so over time, just by having something that's uncorrelated to equities and bonds, mathematically you can show that that should generate outperformance."

Yet, many investors tire of paying the insurance premium despite a proven need. Atwill points to inflationary periods of varying severity, across different regions, to make his point (i.e., the U.S. from 1972 to 1982, the UK from 1910 to 1920, and Japan from 1946 to 1956). "In these cases, inflation ranged from a low of 9% to a high of 23%, and in real terms, a traditional 60/40 portfolio with a 4% spending rate would have lost between 52% and 86% of its value. Those are your classic examples of just how horribly inflation can affect a portfolio, and just how difficult it is to survive those sorts of scenarios."

But Atwill says investors often forget the lesson, or lack the ability to stick to the program and justify the ongoing cost. Right now, for example, he is seeing a "remarkable departure" of investors from commodities. "AUM growth in commodities has been pretty much following the underlying asset returns," he says. Cumulative inflows into index swaps were strong in 2010; they peaked in 2011; and have shown persistent outflows through 2012, and little movement since. (Exhibit 1)

According to Atwill, "Investors need to be honest with themselves about the intent for real assets. If it's an inflation hedge, it has to be a permanent part of the portfolio. You can't flee when the total returns are flat, or negative. At a certain point there is a return seeking aspect to almost any portfolio component, one that can prompt investors to ask, 'If this isn't making me any money, why am I doing it?' But that's probably the exact worst time to get out of an asset class. Especially since many inflationary shocks happen so quickly that one cannot re-allocate to real assets to capture some of the upside. A real asset investor has to be permanently exposed in order to truly reap the inflation protection benefits."

David Mazza, Head of ETF Investment Strategy for the Americas for State Street Global Advisors (SSGA), makes a similar point about gold. "Investors have been building real asset portfolios with an overarching intent of meeting their inflation hedging needs. At the same time, they understand that in order to do that, they also need the

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EXHIBIT 1: Commodity AUM fell to its lowest since H2 2010 June



Institutional and retail community AUM ($bn)
500
450
400
350
300
250
200
150
100
50
0
Jun 08
Jun 09
Jun 10
Jun 11
Jun 12
Jun 13
Medium term notes
Commodity index swaps
Exchange traded products

Source: Bloomberg, MTN I, ETP issuer data, Barclays Research

EXHIBIT 2: Forward rates declined at the same time as gold prices declined



1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
3.00
2.90
2.80
2.70
2.60
2.50
2.40
2.30
Dec 12
Jan 13
Feb 13
Mar 13
Apr 13
May 13
Jun 13
Gold London PM Fixing (LHS)
5 - 10 Year Forward Breakeven Inflation Rates (RHS)

Source: FactSet, SSgA as of 4/30/2013. Past performance is not a guarantee of future results.

ability to grow the portfolio on an inflation adjusted basis, so that you don't erode your purchasing power."

Within this overall policy, he says, investors are taking more strategic positions in real assets, often with discrete allocations to each one, in particular making a long term allocation to gold. And he says they know they should not necessarily throw out an asset just because it doesn't fit with performance expectations over any given period, be it, one year, three, years, or longer.

"There has been a lot of discussion about how gold's price has moved this year," says Mazza. "Gold has come off its all time highs quite significantly. It's down this year as well, but previous falls of this scale have actually led to very strong subsequent rallies."

He says that what he sees occurring now is a reassessment of real assets by many investors, in particular looking at the role gold should play in a portfolio. According to Mazza, the short term pullback has called into question why investors made the allocation in the first place. "If you have an infinite time horizon then you should probably be thinking about your portfolio over longer market and business cycles. But what we are seeing today is that, with an asset like gold, many investors moved into it because they thought it was a strong tactical way to boost portfolio returns."

In the short term, however, real assets like gold can be subject to many kinds of supply and demand imbalances, as well as financial market factors. Of gold's recent pullback, Mazza says, "It was driven by a confluence of events. One important driver being the rapid decline in near term expectations for inflation, as proxied by five year forward rates. Gold basically moved in tandem with that. And when coupled with movements in the dollar, in our opinion that is a key reason why gold moved significantly during that time period." (Exhibit 2)

Mazza believes that institutions are beginning to fully appreciate the need for a grounded risk and return objective to guide decision making around real assets, both for the overall asset class, and the sub assets within it. "When we think about potentially moving into a rising rate environment, investors know they may actually need to increase their allocations to something like gold because it can help diversify the portfolio. Based on this diversification potential, and the resiliency it can add to a portfolio, investors should not forget that the thesis for a long term strategic exposure to an asset like gold is powerful."

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continued from page 13

Real Asset Allocations Should be Ruled by Realism and Patience

"During the eighties and the nineties investors felt no need to look beyond the 60/40 traditional portfolio, because both of those components were delivering double-digit returns," says Edward Campbell, Portfolio Manager with Quantitative Management Associates (QMA). "But a secular bear market in equities and depressed yields on fixed income have been an unwelcome reality check."

According to Campbell, the same can be said for real assets. He cautions that investors' return expectations were conditioned by a decade in which commodities had fantastic returns, and real estate delivered strong performance as well. "If you look at the year-to-date performance of TIPS, for example, through the end of June they were down almost 7.5% and currently exhibit negative real yields," says Campbell. "So they're not very attractive on a tactical basis. They are guaranteed to provide inflation protection through principal and interest adjustments, but as an insurance policy they are expensive."

He says that real estate participates in the real growth of the economy and has been shown to preserve purchasing power over time, as well as provide an attractive income yield. And while it has done reasonably well this year, it has not done nearly as well as the S&P 500. And the broad commodities indices were down more than 10% through the end of June.

"I think many of the sub-asset classes within the real assets category have been pretty disappointing as of late, particularly if people's expectations are based on the returns from the decade of the 2000s," says Campbell. He believes this is a key issue for investors: on what are they predicating their performance expectations going forward, and what are they hoping to achieve?

Campbell believes, however, that the more important issue is an investor's concern about inflation, given that a likely economic scenario is some sort of unexpected spike in inflation. "There is currently an extraordinary amount of stimulus in the system," says Campbell. "Normally that winds up in a race to the bottom in terms of who can get the cheapest currency. And normally when you have a race to the bottom for the cheapest currency you wind up with some type of inflation in the system."

He says that unwinding the current loose monetary policy is going to be a very difficult task, and cites three potential scenarios: a smooth and perfect unwinding; a rapid pullback on stimulus that creates a drag on growth, and an overly cautious unwinding that fails to keep inflation in check. He believes that the third scenario is the most likely one.

"Nobody ever rings a bell to tell you, 'OK now we are in a new environment,'" says Stephen Brundage, Managing Director and Product Specialist with Quantitative Management Associates (QMA)."Investors need to maintain some percentage of their portfolios in assets that do well in periods of high and rising inflation. And despite any short-term underperformance in specific assets, those inflation hedges need to be diversified, because you never know when and where inflation is going to crop up."

He says that it's the role of the manager to use diversification to try to lessen the cost of that insurance during periods of market volatility, building portfolios that aim to reduce risk—and not just traditional risk measures like standard deviation, but also maximum drawdown. "We try to make sure we have a diversified basket of real assets to minimize any potential short-term pain, while also delivering the real returns that clients are expecting."

Jose Minaya, Head of Natural Resources and Infrastructure Investments at TIAA-CREF, says, "The most important consideration for us is that these are long-term assets and you have to take a long-term view if you're going to invest—especially if you are pursuing direct investment in productive assets." He argues that the best way to protect your downside is to buy into income producing assets, rather than buying into a promise of future capital appreciation. It also helps to build a real asset portfolio that is diversified across and within sub-asset classes, both regionally and by end product.

He says that investors will experience periods where supply shocks may bring asset values below the long-term trend line. There will also be periods when constraints and demand outpace supply, driving values up. Adds Minaya, "We're seeing that today in some of these natural resources. But we don't readjust the strategy." He says that the overall cycle supporting the value of productive assets is very long, and these assets exhibit both inelastic demand and inelastic supply—independent of periods when supply-demand dynamics may push values away from the historical trend line.

"These are hard, sticky assets and they don't lend themselves very well to a trading mentality. So the caution for investors is that this is not something you try to trade in and out of. If you bought into a long-term thesis, then stick with it. Independent of any short-term shifts you may see, over the long term you're going to have a reversion to the mean in the overall trend line, because the supply curve does shift eventually." ~

> "These are long-term assets and you have to take a long-term view.... If you bought into a long-term thesis, then stick with it."
>
> Jose Minaya, Head of Natural Resources and Infrastructure Investments TIAA-CREF

14 www.pionline.com/realassets advertising supplement

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